Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following letter was sent to Brookdale and Emeritus employees:

To: All Brookdale and Emeritus Associates

From: Andy Smith and Granger Cobb

Subject: Integration and New Operations Structure

Date: May 9, 2014

Our commitment to our associates at both Brookdale and Emeritus is to communicate important merger information as timely as our business allows. So we are pleased to share with you today an update on our integration plans and a broad outline of how our new company will be shaped.

We’re very excited about this pivotal moment for Brookdale and Emeritus. Together, our two companies are making history in the senior living industry.

We will be blending operations of the two organizations on Day One after the closing of the transaction, which we expect to occur in the third quarter of 2014. We have purposely created division leadership teams with associates from both Brookdale and Emeritus. By blending operations right from the start after the closing, we immediately start to build a foundation of collaboration and trust. In addition, as our teams work together, we will leverage the best of our collective experience and expertise to support all of the 1,160 communities that will be a part of our new company.

Upon close, we expect that our operations structure will be led by Greg Richard as Chief Operating Officer and, reporting to Greg, Chris Hyatt as Executive Vice President of Operations Support, and six division presidents overseeing Entry Fee, CCRC (rental communities), and four geographically-based divisions that include those communities not part of the Entry Fee or CCRC divisions.

The Entry Fee division will continue with its specialized product and approach to senior living. Creating a new CCRC division will increase our focus and expertise on this critical and changing part of the health care continuum.

The six new divisions are expected to be led by senior leaders from both Brookdale and Emeritus. These division presidents are highly experienced and will provide the guidance and operational direction we will need to integrate quickly and operate successfully. Brief biographical information about our expected new operational leaders is included below:

•	Entry Fee Division: Chris Bird

•	CCRC Division: Kari Schmidt

•	Division #1: Chris Guay

•	Division #2: Mary Sue Patchett

•	Division #3: Eddie Fenoglio

•	Division #4: Chris Belford

As a business, we will be facing a lot of changes in the months ahead. We’re confident that this newly combined operations team will provide the best framework for success.

We are now in the process of determining the structure and path forward for Brookdale Healthcare Services (BHS) and Nurse On Call (NOC). We are working closely with their respective leaders, Shad Morgheim and Amy Daniel, to harness the best talents and expertise from both companies and to identify and reinforce best practices from BHS and NOC. We expect to have more information regarding this in the near future.

As we navigate through these exciting changes, it is critical that we stay focused on our residents and their families that we are privileged to serve. After the close of this merger, the new Brookdale will be the largest provider of senior living solutions in the industry, by far. We will also be the largest employer in this industry. That means we have an opportunity to do something magical in this space, and we have the responsibility to serve our residents and support our associates at the highest levels.

Thank you for everything that you have done to enable us to get to this momentous time in our industry. And thank you, in advance, for all of your upcoming efforts and commitment over the next several months. We are extremely proud of the journey that we are on, and grateful for all who have brought us to this point.

T. Andrew Smith	Granger Cobb
CEO, Brookdale	CEO, Emeritus Senior Living

Leadership Bios

•	Greg Richard joined Brookdale through the merger of American Retirement Corporation (ARC) and Brookdale. Greg joined ARC in 2000 and brought a wide range of operational experience to the company. Prior to ARC, he was President and CEO of PediaNet, a physician practice management company for pediatric medical care. From 1986 until 1996, he was Vice President of Operations and Chief Operating Officer with Rehability Corporation. Greg received a Bachelor of Science degree in Physical Therapy from the Medical College of Georgia and a Master of Science degree in Healthcare Administration from the Medical University of South Carolina.

•	Chris Hyatt’s passion for helping people began at an early age. Both of his parents dedicated over 35 years to an acute care setting, where Chris’ career also began. In 1998, he focused on caring for seniors in a more long-term care setting with Emeritus where he has been Executive Vice President and Chief Operating Officer since 2010. Chris was previously Senior Vice President - Operations and prior to that held a variety of field/community positions such as Divisional Director, Regional Director, Executive Director, Nursing Home Administrator, Resident Care Director and Memory Care Program Director. He has an extensive senior housing management background in operations, inclusive of sales & marketing, health care services, purchasing and asset management. He currently chairs ALFA’s Program and Member Services and serves as a Director on the Board.

•	Chris Bird serves as the Entry Fee Divisional Vice President of Operations at Brookdale. Prior to this role, he served as VP of Entry Fee Sales. Prior to joining Brookdale, Chris spent seven years at Marriott Senior Living Services, which was acquired by Sunrise Senior Living. During this time, he served as a Vice President in both Sales and Operations covering Continuing Care Retirement Communities across the nation.

•	Kari Schmidt became Brookdale’s Division President in February 2013. Previously, she served as Divisional Vice President since 2008 and as Regional Vice President of Operations from 1998 until 2008. Prior to joining Brookdale, Kari served as Regional Director of Operations for Eby Development and Management, responsible for expanding their assisted living and memory care products into new markets. She began her senior housing career in skilled nursing with the Carondelet Health System. Kari earned a BS in Health Care Administration and a MS in Health Care Administration.

•	Chris Guay started his career in supportive housing over 20 years ago, initially working in community-based adult group homes and with traumatically brain injured children. After finishing degrees in Business and Physical Therapy, he took a job with a Rehab company and he worked with several Emeritus communities. This led to a desire for working with seniors and a respect for Emeritus; he later became an Executive Director at Pine Park in Hendersonville, NC in 1998. As Emeritus continued to grow, Chris took on even greater responsibilities, serving in numerous capacities with over 200 communities across the Eastern United States. In 2012, he aided Emeritus and its business partners in establishing and opening their first international senior living project in China.

•	Mary Sue Patchett became Division President in February 2013 after joining Brookdale in 2011 as Division Vice President in connection with the Horizon Bay acquisition. Previously, she served as Chief Operating Officer at Horizon Bay, and before that, as President and owner of Patchett & Associates, Inc., a management consulting firm for senior housing and other healthcare companies. Mary Sue previously served as Divisional Vice President for Alterra Healthcare for over six years.

•	Eddie Fenoglio became Brookdale’s Division President in February 2013. Eddie previously served as Divisional Vice President since 2008 and as Regional Vice President of Operations from 2006 until 2008. Previously, he served as Regional Vice President of Operations for ARC since 2003. Prior to that, Eddie served in various other capacities for ARC since joining the company in 1997.

•	Chris Belford started his career straight out of college in the Hospitality industry. He has had a variety of roles in his over 25 years in the industry. Chris has held several positions since he joined Emeritus in 2001, and is currently overseeing the operations of over 268 communities in the western United States. In addition, Chris serves in a variety of leadership roles in various associations whose shared mission is to advocate for seniors. He has also served and assisted in campaigns/committees with several state and local affiliations.

•	Shad Morgheim has been a member of the Brookdale Therapy leadership team for 13 years — first as an Innovative Senior Care (ISC) Regional Director of Operations, then as a Regional Vice President of Brookdale Therapy Operations and currently as Senior Vice President. Shad holds a doctorate and a master’s degree in Physical Therapy. Shad also has a degree in Adult Fitness and collectively has more than 20 years of experience in the healthcare arena, primarily focused on the aging adult population.

•	Amy Daniel began her career 23 years ago as a cardiac and surgical nurse, but within a few years found a passion for home health nursing. She worked her way through the ranks, beginning as a field nurse where she loved spending time with patients and teaching them about their disease process. Amy then became a nurse manager at Caretenders Home Health, and later a Manager of Clinical Practice, Director of Clinical Management and Branch Director II at Olsten Health Services/Gentiva Health Services. Amy’s career led her to Nurse On Call, where she has served as General Manager, Regional Director, Regional Vice President and Senior Vice President over her 7 year tenure.

Forward Looking Statements

Certain items in this communication (including statements with respect to the merger) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe that expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results and performance could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our communities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger, including in respect of the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the merger on each company’s relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, Brookdale plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Brookdale and Emeritus that also constitutes a prospectus of Brookdale, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading “About Brookdale / Investor Relations” or from Emeritus at www.emeritus.com under the heading “Investor Relations.”

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in Emeritus’ Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.